Exhibit 99.1

GENFIT: Annual Shareholders Meeting on June 11, 2020 – Availability of Preparatory Documents

Lille (France); Cambridge (Massachusetts, United States) — May 7, 2020 — GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced that it published in the May 6, 2020’s French legal announcements bulletin (Bulletin des Annonces Légales Obligatoires) its convening notice that the Annual Shareholders Meeting will be held on Thursday, June 11, 2020, at 10:00 am, at the Company’s headquarters, located at Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France.

Due to the ongoing lockdown and prohibition on public gatherings currently imposed by the French government to prevent the spread of Coronavirus (COVID-19), the Board of Directors of the Company decided the Shareholders Meeting will be held behind closed doors, meaning without the physical presence of shareholders and others who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020.

The convening notice published in the May 6, 2020 French legal announcements bulletin (Bulletin des Annonces Légales Obligatoires) and available in the Investors & Media section of the Company’s website (https://ir.genfit.com/financial-information/shareholders-meeting) outlines the procedures by which shareholders may participate in the Meeting notwithstanding the exceptional measures required in order to comply with regulatory constraints and ensure the health and safety of our shareholders.

Shareholders may provide their voting instructions via the Internet through the VOTACCESS platform. A tutorial to familiarize shareholders with this online voting platform will be available in the same section of the website, as well as a toll-free (France only) number to call with any questions regarding how to participate in the Meeting.

Documentation regarding the Meeting will be available to shareholders in accordance with existing regulations, and available on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting). As announced previously, the 2019 Universal Registration Document and the Annual Report on Form 20-F will be available at the end of May.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH,

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, GENFIT is also developing a new, non-invasive blood-based diagnostic test, NIS4, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including forward-looking statements regarding its financial calendar for 2020. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although GENFIT believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including GENFIT’s final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by GENFIT. In addition, even if GENFIT’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the GENFIT does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2